Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the registration statement (Form S-8) pertaining to the Farm Bureau 401(k) Plan, of our reports dated February 3, 2006 with respect to the consolidated financial statements and schedules of FBL Financial Group, Inc., FBL Financial Group, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of FBL Financial Group, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005 and our report dated May 25, 2006 with respect to the financial statements and supplemental schedule of the Farm Bureau 401(k) Savings Plan included in its Annual Report (Form 11-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Des Moines, Iowa
November 27, 2006